

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2010

Mr. Steven D. Fredrickson
Portfolio Recovery Associates, Inc.
120 Corporate Boulevard
Norfolk, Virginia 23502

> **Re:** **Portfolio Recovery Associates, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009 as amended**
> **December 17, 2010**
> **Filed February 16, 2010**
> **Form 10-Q for the Quarter Ended September 30, 2010 as amended**
> **December 17, 2010**
> **Filed November 9, 2010**
> **File No. 000-50058**

Dear Mr. Fredrickson:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

CC: Adam M. Fox, Esq.
Via Facsimile: (212) 698-3599